UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

Deckers Outdoor Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

243537107

(CUSIP Number)

Richard T. McGuire III

Marcato Capital Management LP

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 796-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Richard M. Brand

Joshua A. Apfelroth

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

January 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 243537107	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,702,531
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,702,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,702,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IA

SCHEDULE 13D

CUSIP No. 243537107	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,702,531
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,702,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,702,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 243537107	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato International Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,556,294
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,556,294
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,556,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 243537107	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MCM Encore IM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 146,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 146,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IA

SCHEDULE 13D

CUSIP No. 243537107	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Encore Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 146,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 146,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 243537107	Page 7 of 10

This amendment No. 7 to Schedule 13D (this “Amendment No. 7”), amends and supplements the Schedule 13D filed on February 8, 2017 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 7, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Shares”), of Deckers Outdoor Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 7 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date hereof, (i) Marcato and Mr. McGuire may each be deemed to be the beneficial owner of 2,702,531 Shares (the “Marcato Shares”), constituting approximately 8.5% of the outstanding Shares, (ii) Marcato International may be deemed to be the beneficial owner of 2,556,294 Shares, constituting approximately 8.0% of the outstanding Shares and (iii) Marcato Encore LLC and Marcato Encore Fund may each be deemed to be the beneficial owner of 146,237 Shares, constituting approximately 0.5% of the outstanding Shares, each based upon a total of 31,961,417 Shares outstanding as of November 3, 2017 (based on disclosure in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017).

(b) Marcato International may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 2,556,294 Shares. Marcato Encore Fund may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 146,237 Shares. Marcato, as the investment manager of Marcato International and the sole member of Marcato Encore LLC, which is the investment manager of Marcato Encore Fund, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares and, therefore, Marcato may be deemed to be the beneficial owner of the Marcato Shares. Marcato Encore LLC, as the investment manager of Marcato Encore Fund, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 146,237 Shares and, therefore, Marcato may be deemed to be the beneficial owner of the such shares. By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

(c) The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit M, which is incorporated herein by reference. Except as set forth in Exhibit M, there have been no other transactions by the Reporting Persons in the securities of the Issuer in the past sixty days.

(d) The limited partners of (or investors in) Marcato International, or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds. The limited partners of (or investors in) Marcato Encore Fund, or their respective subsidiaries or affiliated entities, for which Marcato Encore LLC or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

SCHEDULE 13D

CUSIP No. 243537107	Page 8 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplementally amended as follows:

Marcato International settled American-style call options referencing an aggregate of 750,000 Shares that were exercised by the counterparty thereto on January 19, 2018, each with a strike price of $80. As of January 19, 2018, the Reporting Persons no longer hold any call options on Shares.

In connection with the settlement of such American-style call options, on January 19, 2018, Marcato International established a short position with respect to 750,000 Shares by borrowing Shares from prime brokers pursuant to customary securities lending agreements and delivering such Shares to the counterparty of such call options. Marcato International will be required to return 750,000 Shares to the lenders of such Shares. The short positions do not give any Reporting Person direct or indirect voting, investment or dispositive control over any securities of the Issuer and, as such, the Reporting Persons disclaim any beneficial ownership of any Shares that may be referenced in such arrangements.

As previously disclosed in the Schedule 13D, Marcato International purchased American-style put options referencing an aggregate of 750,000 Shares, each with a strike price of $80, which expired on January 19, 2018. As of January 19, 2018, the Reporting Persons no longer hold any put options on Shares.

Marcato International has entered into swaps referencing 1,046,237 Shares. Under the terms of the swaps, (i) Marcato International will be obligated to pay to the counterparty any positive price performance of the specified notional number of Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay Marcato International any negative price performance of the specified notional number of Shares subject to the swaps as of the expiration date of the swaps. Any dividends declared by the Issuer on such notional Shares during the term of the swaps will be paid by Marcato International to the counterparty.

All balances in respect of the swaps will be settled in cash. Marcato International’s counterparty for the swaps is Morgan Stanley Capital Services LLC. The swaps do not give any Reporting Person direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Shares that may be referenced in the swap contracts or Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the Schedule 13D and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SCHEDULE 13D

CUSIP No. 243537107	Page 9 of 10

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement* Exhibit B: Schedule of Transactions in Shares*
Exhibit C: Press Release, dated June 27, 2017*
Exhibit D: Schedule of Transactions in Shares*
Exhibit E: Notice, dated September 13, 2017*
Exhibit F: Press Release, dated September 13, 2017*
Exhibit G: Form of Engagement and Indemnification Agreement*
Exhibit H: Schedule of Transactions in Shares*
Exhibit I: Complaint, filed in the Court of Chancery of the State of Delaware, dated October 23, 2017*
Exhibit J: Update and Supplement to the Notice, dated October 31, 2017*
Exhibit K: Schedule of Transactions in Shares*
Exhibit L: Second Update and Supplement to the Notice, dated December 4, 2017*
Exhibit M: Schedule of Transactions in Shares

*	Previously filed.

SCHEDULE 13D

CUSIP No. 243537107	Page 10 of 10

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2018

Marcato Capital Management LP◆ By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

MCM Encore IM LLC◆ By: Marcato Capital Management LP, its Sole Member By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III◆
Richard T. McGuire III

Marcato International Master Fund Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato Encore Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

◆	This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.